Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 4 DATED APRIL 2, 2013
TO THE PROSPECTUS DATED FEBRUARY 6, 2013
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated February 6, 2013, as supplemented by supplement no. 1 dated February 6, 2013, supplement no. 2 dated February 6, 2013 and supplement no. 3 dated March 12, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the modification of the Town Center Mortgage Loan.
Town Center Mortgage Loan Modification
On March 27, 2012, we, through an indirect wholly owned subsidiary (the “Owner”), entered into a one-year secured mortgage loan with Wells Fargo Bank, National Association, an unaffiliated lender (the “Lender”), for borrowings of up to $60.3 million secured by the Town Center office property (the “Town Center Mortgage Loan”). We drew the entire $60.3 million at the closing of the loan. The original maturity date of the Town Center Mortgage Loan was March 27, 2013.  On March 27, 2013, we and the Lender entered into a modification agreement to extend the maturity date of the Town Center Mortgage Loan to April 10, 2013 and to modify the interest rate so that, effective March 27, 2013, the Town Center Mortgage Loan bears interest at a floating rate of 185 basis points over one-month LIBOR during the remainder of the loan term. No other terms were modified in the Town Center Mortgage Loan. Monthly payments are interest only with the entire balance and all outstanding interest and fees due at maturity, assuming no prior prepayment. We have the right to prepay all or a portion of the Town Center Mortgage Loan without penalty or fees. We are currently in negotiations with the Lender to refinance the Town Center Mortgage Loan; however, the loan documents have not been fully executed by all parties, nor finalized.
KBS REIT Properties III, LLC (“REIT Properties III”) is providing a limited guaranty of the obligations of the Owner with respect to certain potential costs, expenses, losses, damages and other sums which may result from certain intentional acts committed by us, the Owner, REIT Properties III, our advisor and/or any of their affiliates in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Town Center Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Owner.

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